Exhibit 99.34

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	June 30,	December 31,
	2017	2016
	$	$

CURRENT ASSETS
Cash and cash equivalents	49,162	8,056
Escrow deposit (Note 4)	833	833
Receivables, prepaids and deposits	2,252	979
Inventories	868	531

	53,115	10,399

NON-CURRENT ASSETS
Restricted cash	150	150
Exploration and evaluation assets	1,457	1,447
Escrow deposit (Note 4)	833	1,667
Loan to Joint Venture (Note 4)	5,079	—
Investment in Joint Venture (Note 4)	7,507	13,136
Property, plant and equipment (Note 5)	17,876	18,502

	32,902	34,902

TOTAL ASSETS	86,017	45,301

CURRENT LIABILITIES
Accounts payable and accrued liabilities	2,019	1,637
Current portion of long-term borrowing	128	125
Obligation under finance leases	45	44

	2,192	1,806

LONG-TERM LIABILITIES
Long-term borrowing	768	833
Obligation under finance leases	46	69
Decommissioning provision	179	170

	993	1,072

TOTAL LIABILITIES	3,185	2,878

SHAREHOLDERS’ EQUITY
Share capital	160,964	108,670
Contributed surplus	13,252	11,948
Accumulated other comprehensive loss	(627)	(2,124)
Deficit	(90,757)	(76,071)

TOTAL SHAREHOLDERS’ EQUITY	82,832	42,423

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	86,017	45,301

Change in year-end (Note 2)

Approved for issuance on August 11, 2017

On behalf of the Board of Directors:

“Gary Cohn”    Director    “George Ireland”    Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except per share amounts, shares in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

ORGANOCLAY SALES	1,612	168	2,779	168

COST OF SALES
Production costs	(1,593)	(417)	(2,879)	(417)
Depreciation	(222)	(60)	(546)	(60)

Total cost of sales	(1,815)	(477)	(3,425)	(477)

GROSS LOSS	(203)	(309)	(646)	(309)
EXPENSES
Exploration expenditures (Note 10)	(829)	(284)	(1,392)	(1,053)
Organoclay research and development	(91)	(104)	(208)	(230)
Other expenses	—		(369)	—
General and administrative (Note 8)	(1,211)	(1,289)	(2,572)	(2,750)
Share of loss in Joint Venture (Note 4)	(3,482)	(28)	(5,228)	(141)
Stock-based compensation (Note 6)	(2,356)	(1,571)	(2,590)	(1,845)

	(7,969)	(3,276)	(12,359)	(6,019)

OTHER ITEMS
Foreign exchange loss	(1,672)	(10)	(1,810)	(32)
Convertible security accretion	—	(140)	—	(323)
Loss on sale of 50% interest in Minera Exar	—	(31)	—	(8,936)
Other income	118	—	129	487

	(1,554)	(181)	(1,681)	(8,804)

NET LOSS FOR THE PERIOD	(9,726)	(3,766)	(14,686)	(15,132)

OTHER COMPREHENSIVE INCOME/(LOSS)
ITEMS THAT MAY BE RECLASSIFIED
SUBSEQUENTLY TO NET LOSS
Reclassification of cumulative translation adjustment on sale of 50% interest in Minera Exar	—	—	—	15,093
Unrealized gain/(loss) on translation to reporting currency	1,239	(469)	1,497	(3,994)

	1,239	(469)	1,497	11,099

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(8,487)	(4,235)	(13,189)	(4,033)

LOSS PER SHARE - BASIC AND DILUTED	(0.03)	(0.01)	(0.05)	(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	333,847	295,788	322,714	285,430

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
				Accumulated
				other
			Contributed	comprehensive		Shareholders’
	Number	Amount	surplus	loss	Deficit	equity
	of Shares	$	$	$	$	$

Authorized share capital:
Unlimited common shares without par value

Balance, December 31, 2016	301,866	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options (Note 6)	1,957	859	(416)	—	—	443
Shares issued on exercise of warrants (Note 6)	5,591	3,752	(124)	—	—	3,628
Shares issued on conversion of restricted shares (Note 6)	1,484	964	(947)	—	—	17
Deferred directors fees (Note 6)	—	—	201	—	—	201
Shares issued for equity financing (Note 6)	75,000	47,460	—	—	—	47,460
Share issuance costs (Note 6)	—	(741)	—	—	—	(741)
Stock-based compensation	—	—	2,590	—	—	2,590
Net loss	—	—	—	—	(14,686)	(14,686)
Other comprehensive income	—	—	—	1,497	—	1,497

Balance, June 30, 2017	385,898	160,964	13,252	(627)	(90,757)	82,832

Balance, December 31, 2015	289,996	104,069	11,203	(12,048)	(51,619)	51,605
Shares issued for convertible security	1,978	541	—	—	—	541
Shares issued on exercise of stock options	3,990	1,251	(653)	—	—	598
Shares issued on exercise of warrants	1,715	1,057	(99)	—	—	958
Shares issued on conversion of restricted shares	1,813	701	(627)	—	—	74
Stock-based compensation	—	—	1,845	—	—	1,845
Net loss	—	—	—	—	(15,132)	(15,132)
Other comprehensive income	—	—	—	11,100	—	11,100

Balance, June 30, 2016	299,492	107,619	11,669	(948)	(66,751)	51,589

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	For the six months ended June 30,
	2017	2016
	$	$

OPERATING ACTIVITIES
Net loss for the period	(14,686)	(15,132)
Items not affecting cash:
Stock-based compensation	2,590	1,845
Depreciation	621	305
Foreign exchange loss	1,810	32
Share of loss in Joint Venture (Note 4)	5,228	141
Convertible security accretion	—	323
Loss on sale of 50% interest in Minera Exar	—	8,369
Inventories write down	32	—
Other losses/( income)	370	(463)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits	(1,353)	40
Increase in inventories	(113)	(388)
Increase/(decrease) in accounts payable and accrued liabilities	123	(661)

Net cash used in operating activities	(5,378)	(5,589)

INVESTING ACTIVITIES
Loan to Joint Venture (Note 4)	(5,000)	—
Additions to exploration and evaluation assets	(50)	(222)
Cash received from Joint Venture	—	14,754
Escrow deposit (Note 4)	833	(2,500)
Cash acquired from plan of arrangement	—	(93)
Additions to property, plant and equipment (Note 5 and 12)	(329)	(231)

Net cash (used in)/provided by investing activities	(4,546)	11,708

FINANCING ACTIVITIES
Proceeds from stock options exercises	442	598
Proceeds from warrants exercises	3,628	958
Net proceeds from financings (Note 6)	46,950	3,497
Repayment of convertible security funding	—	(1,653)
Finance lease repayments	(22)	(20)
Repayment of long-term borrowing	(62)	(58)

Net cash provided by financing activities	50,936	3,322

EFFECT OF FOREIGN EXCHANGE ON CASH	94	150

CHANGE IN CASH AND CASH EQUIVALENTS	41,106	9,591
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,056	2,646

CASH AND CASH EQUIVALENTS - END OF PERIOD	49,162	12,237

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products.

The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s head office and principal address is Suite 1100-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. Effective August 11, 2017 the Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

The Company changed its fiscal year end from September 30 to December 31, effective 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fifteen months ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the fifteen months ended December 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards and amendments issued but not yet adopted (continued)

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is assessing the impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 was issued in May 2014 by the IASB. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. While the Company is continuing to assess the impact of IFRS 15, the Company does not anticipate any significant changes in the gross amounts of revenue recognized or in the timing of revenue recognition under the new standard.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB. According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has yet to assess the full impact of IFRS 16.

Critical Accounting Estimates and Judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated interim financial statements, the Company makes judgements, estimates and assumptions concerning the future which may vary from actual results. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the fifteen months ended December 31, 2016.

4.	INVESTMENT IN JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 Joint Venture on the Cauchari-Olaroz project in Jujuy, Argentina.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	INVESTMENT IN JOINT VENTURE (continued)

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account. Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 was received in April 2017, $833 will be released on March 28, 2018, and $833 will be released on March 28, 2019. The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation. The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future.

The changes in investment in the Joint Venture since initial contribution are as follows:

Initial contribution to Joint Venture – March 28,2016	$
50% of net asset value of Minera Exar	13,276
50% of contribution for Joint Venture project development	5,000

Total initial contribution	18,276

Share of loss of Joint Venture	(3,987)
Translation adjustment	(1,153)

Investment in Joint Venture – December 31, 2016	13,136

Share of loss of Joint Venture - for the six months ended June 30, 2017	(5,228)
Translation adjustment – for the six months ended June 30, 2017	(401)

Investment in Joint Venture – June 30, 2017	7,507

In the period ended June 30, 2017, the Company entered into a loan agreement and advanced $5,000 to Minera Exar. The rate of interest on the principal amount is 12-month LIBOR plus 3% and calculated on the basis of a 360-day year. The interest is accrued on a non–compounding basis. The maturity date of the loan is two years following the drawdown date. The loan will be used by Minera Exar for mining exploration or mining construction and development purposes.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$

Cost
As at September 30,2015	371	1,957	5,068	11,149	356	18,901
Additions	15	184	88	346	70	703
Disposition	—	—	—	—	(29)	(29)
Contribution to Joint Venture	—	—	—	—	(12)	(12)
Foreign exchange	—	—	—	—	(3)	(3)

As at December 31, 2016	386	2,141	5,156	11,495	382	19,560

Additions	—	2	199	—	83	284
Write downs	—	—	(399)	—	—	(399)

As at June 30, 2017	386	2,143	4,956	11,495	465	19,445

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$

Accumulated depreciation
As at September 30, 2015	—	—	112	—	76	188
Depreciation for the year	—	76	335	431	52	894
Disposition	—	—	—	—	(20)	(20)
Contribution to joint venture	—	—	—	—	(4)	(4)

As at December 31, 2016	—	76	447	431	104	1,058

Depreciation for the period	—	54	174	287	26	541
Write downs	—	—	(30)	—	—	(30)

As at June 30, 2017	—	130	591	718	130	1,569

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$

Net book value
As at December 31, 2016	386	2,065	4,709	11,064	278	18,502
As at June 30, 2017	386	2,013	4,365	10,777	335	17,876

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS Ganfeng Investment Agreement

During the six months ended June 30, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	The Company issued to Ganfeng 75,000 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$63,750 ($47,460). The Company incurred related financing costs of $741.

•

Ganfeng will provide to Lithium Americas a US$125,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng for the purchase of up to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Bangchak Investment Agreement

On January 19, 2017, the Company signed an investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	Subsequent to June 30, 2017, the Company issued to BCPI 50,000 common shares at price of CDN$0.85 per common share for an aggregate cash subscription of CDN$42,500 ($33,539).

•

BCPI will provide to Lithium Americas a US$80,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

BCPI and the Company have agreed to terms for an offtake entitlement in favour of BCPI for the purchase of up to 15% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	BCPI is entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

The Company completed the closing of the Bangchak Investment Agreement subsequent to June 30, 2017 and provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant. The options can be granted for a maximum term of five years.

Restricted Shares

During the six months ended June 30, 2017, the Company granted approximately 3,725 RSs to its directors, executive officers, and employees. The total estimated fair value of the RSs was $2,590 based on the market value of the Company’s shares on the grant date. The fair value of RS is being recorded as a share-based payments expense and charged to operating expenses over the vesting periods.

During the six months ended June 30, 2017, the fair value of RSs of $1,588 was recorded as a share-based payments expense and charged to operating expenses.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

A summary of changes to restricted shares is as follows:

	Number of RSs (in 000’s)	FMV Price per share, (CDN$)

Balance, RSs September 30, 2015	—	—

Granted	3,247	0.47
Granted	350	0.75
Granted	100	0.73
Granted	350	0.96
Granted	320	0.74
Converted into common shares	(1,613)	(0.47)
Converted into common shares	(200)	(0.75)
Converted into common shares	(100)	(0.73)

Balance, RSs December 31, 2016	2,454	0.56

Granted	2,825	0.91
Granted	900	1.00
Converted into common shares	(814)	(0.91)
Converted into common shares	(150)	(0.75)
Converted into common shares	(320)	(0.76)
Converted into common shares	(200)	(0.96)

Balance, RSs June 30, 2017	4,695	0.81

Deferred Share Units

During the six-month period ended June 30, 2017, the Company awarded 297 DSU’s in connection with fees payable to independent directors of the Company from April 1, 2016 to March 31, 2017.

As at June 30, 2017, the Company had 343 DSUs outstanding.

Stock Options

On April 4, 2017, the Company granted 4,175 stock options at the exercise price of CDN$0.98 per option to its directors, executive officers, and employees. The expiry date of the stock options is April 4, 2022. The fair value of the stock options was estimated at CDN$0.42 per option for a total of CDN$1,754 which will expense over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 73%, expected life of three years, share price on the grant date of CDN$0.91, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock options (continued)

On April 4, 2017, the Company also granted 1,000 stock options at the exercise price of CDN$0.98 per option to two of its executive officers. The expiry date of the stock options is April 4, 2022. The fair value of the stock options was estimated at CDN$0.42 per option for a total of CDN$420. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 73%, expected life of three years, share price on the grant date of CDN$0.91, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility. 500 of the options granted on April 4, 2017 are subject to an 18-months vesting period starting on the closing of Ganfeng and Bangchak Investment Agreements. The remaining 500 of these options are subject to an 18-months vesting period starting on the first draw down of debt from Ganfeng and Bangchak Investment Agreements.

On May 16, 2017, the Company granted 500 stock options at the exercise price of CDN$1.00 per option to its director and officer. The expiry date of the stock options is May 16, 2022. The fair value of the stock options was estimated at CDN$0.47 per option for a total of CDN$235 and will be expensed over the 18-month vesting period. The fair value of stock options was estimated on the date of grant using the Black-Scholes Option pricing model with the following assumptions: risk-free rate of 0.7%, estimated volatility 72%, expected life of three years, share price on the grant date of CDN$1.00, and expected dividend yield of 0%. Annualized volatility was determined solely based on historical volatility.

Stock options outstanding and exercisable as at June 30, 2017, are as follows:

Number of Options Outstanding (in 000’s)	Number of Options Exercisable (in 000’s)	Exercise Price CDN$	Expiry Date

450	450	0.16	August 30, 2017
775	775	0.27	October 21, 2018
10	10	0.80	April 1, 2019
1,105	1,105	0.38	April 18, 2019
275	275	0.49	July 16, 2019
3,708	3,708	0.29	July 16, 2019
950	950	0.69	August 15, 2019
533	533	0.34	February 12, 2020
1,462	1,462	0.30	October 5, 2020
4,175	3,131	0.47	March 30, 2021
500	375	0.75	May 1, 2021
500	250	0.96	August 11, 2021
260	130	0.91	August 30, 2021
4,175	1,044	0.98	April 4, 2022
1,000	—	0.98	April 4, 2022
500	125	1.00	May 16, 2022

20,378	14,323

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options

A summary of changes to stock options outstanding is as follows:

	Number	Weighted Average
	of Options	Exercise Price,
	(in 000’s)	(CDN$)

Balance, outstanding September 30, 2015	17,331	0.43

Expired	(1,450)	(1.23)
Forfeited	(116)	(0.45)
Exercised	(8,011)	(0.35)
Granted	9,365	0.46

Balance, outstanding December 31, 2016	17,119	0.43

Forfeited	(88)	(0.37)
Exercised	(2,328)	(0.40)
Granted	5,675	0.98

Balance, outstanding June 30, 2017	20,378	0.58

During the period ended June 30, 2017, 828 options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 457 shares of the Company.

Stock-based compensation expense related to stock options of $1,002 (six months ended June 30, 2016—$1,845) was charged to operations and credited to contributed surplus to reflect the fair value of stock options vested during the period ended June 30, 2017. At June 30, 2017, $712 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2017, $392 in fiscal 2018, and $10 in fiscal 2019. The weighted-average share price on the date of the stock options exercised was CDN$0.98.

Warrants

A summary of the changes in the number of the Company’s share purchase warrants is as follows:

	Number of	Weighted Average	Expiry Date
	Warrants	Exercise Price
	(in ‘000’s)	(CDN$)

Balance, September 30, 2015	17,777	0.81

Exercised	(371)	0.58	May 16, 2016
Exercised	(1,344)	0.75	May 16, 2016
Exercised	(215)	0.90	June 9, 2017
Exercised	(25)	0.70	June 9, 2017
Exercised	(79)	0.48	August 28, 2016
Expired	(6,409)	(0.75)	May 16, 2016

Balance, December 31, 2016	9,334	0.87

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Warrants (continued)

Balance, December 31, 2016	9,334	0.87

Exercised	(716)	0.70	June 9, 2017
Exercised	(4,593)	0.90	June 9, 2017
Exercised	(282)	0.85	May 19, 2018
Expired	(899)	0.90	June 9, 2017

Balance, June 30, 2017	2,844	0.85

7.	RELATED PARTY TRANSACTIONS

The Company pays its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year. The fees will be settled through a combination of cash and the issuance of the DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

The remuneration of directors and members of the executive management team included:

	For the six month ended June 30,
	2017	2016
	$	$

Stock-based compensation	585	389
Bonuses – stock-based compensation	916	896
Salaries, benefits and directors fees included in general and administrative expenses	843	1,058
Salaries and benefits included in exploration expenditures	233	182

	2,577	2,525

	As at June 30,	As at December 31,

	2017	2016
	$	$

Total due to directors and executive team	167	411

There were no contractual or other commitments from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the periods ended June 30, 2017 and June 30, 2016:

	For the six months ended June 30,
	2017	2016
	$	$

Investor relations	17	130
Marketing	256	348
Office and administration	315	281
Professional fees	404	304
Regulatory and filing fees	54	44
Salaries, benefits and directors fees	1,082	1,116
Travel and conferences	428	133
Transaction costs	—	378
Depreciation	16	16

	2,572	2,750

9.	COMMITMENTS

As at June 30, 2017, the Company had the following commitments that have not been disclosed elsewhere in these condensed consolidated interim financial statements:

	Not later than	Later than 1 year	Later than 5	Total
	1 year	and not later than	years
5 years
	$	$	$	$

Rent of office spaces	199	315	—	514

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the periods ended June 30, 2017 and 2016:

	For the six months ended June 30, 2017

	Lithium Nevada	Cauchari-Olaroz¹	Total
	$	$	$

Drilling	33	—	33
Engineering	11	—	11
Environmental	67	—	67
Geological and consulting	638	428	1,066
Field supplies, other services, and taxes	116	43	159
Lithium demo plant equipment depreciation	56	—	56

Total exploration expenditures	921	471	1,392

[1]	Expenditures related to the Cauchari-Olaroz project incurred directly by the Company.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

10.	EXPLORATION EXPENDITURES (continued)

	For the six months ended June 30, 2016

	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Engineering	—	34	34
Environmental	35	—	35
Geological and consulting	439	153	592
Field supplies, other services, and taxes	57	279	336
Lithium demo plant equipment depreciation	56	—	56

Total exploration expenditures	587	466	1,053

[1]	Exploration expenditures prior to the formation of the Joint Venture.

11. SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments. The Organoclay project is in the production stage and the Lithium Nevada and Cauchari-Olaroz projects are in the exploration stage.

The Company’s reportable segments are summarized in the following tables:

	Organoclay	Lithium Nevada	Cauchari-	Corporate	Total
			Olaroz
	$	$	$	$	$

As at June 30, 2017
Property, plant and equipment	16,834	1,013	—	29	17,876
Exploration and evaluation assets	—	1,457	—	—	1,457
Total assets	19,447	2,925	7,507	56,138	86,017
Total liabilities	(1,669)	(474)	—	(1,042)	(3,185)

For the three months ended June 30, 2017
Capital expenditures	40	39	—	4	83
Sales	1,612	—	—	—	1,612
Net loss	596	840	3,481	4,809	9,726
Exploration expenditures	—	497	332	—	829
Organoclay research and development	91	—	—	—	91

For the six months ended June 30, 2017
Capital expenditures	223	49	—	12	284
Sales	2,779	—	—	—	2,779
Net loss	1,685	1,484	5,228	6,289	14,686
Exploration expenditures	—	921	471	—	1,392
Organoclay research and development	208	—	—	—	208

For the three months ended June 30, 2016
Capital expenditures	—	—	—	—	—
Net loss	645	674	28	2,419	3,766
Exploration expenditures	—	284	—	—	284
Organoclay research and development	104	—	—	—	104

For the six months ended June 30, 2016
Capital expenditures	248	—	—	—	248
Net loss	980	1,100	795	12,257	15,132
Exploration expenditures	—	587	466	—	1,053
Organoclay research and development	230	—	—	—	230

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay	Lithium	Cauchari-	Corporate	Total
		Nevada	Olaroz
	$	$	$	$	$

As at December 31, 2016
Property, plant and equipment	17,450	1,033	—	19	18,502
Exploration and evaluation assets	—	1,447	—	—	1,447
Total assets	18,585	3,056	13,136	10,524	45,301
Total liabilities	(1,513)	(291)	—	(1,074)	(2,878)

The Company’s total assets are segmented geographically as follows:

	Canada	United States	Germany	Argentina	Total
	$	$	$	$	$

Non-current assets
As at June 30, 2017	863	18,642	812	12,585	32,902
As at December 31, 2016	1,686	19,212	868	13,136	34,902

Revenue
For the three months ended June 30, 2017	—	1,612	—	—	1,612
For the three months ended June 30, 2016	—	168	—	—	168

Revenue
For the six months ended June 30, 2017	—	2,779	—	—	2,779
For the six months ended June 30, 2016	—	168	—	—	168

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	For the six months ended June 30,
	2017	2016
	$	$

Accounts payable related to property, plant and equipment	7	—
Accounts payable related to inventories	270	25
Accounts payable related to financings	232	263
RSs granted in lieu of deferred salaries	—	80

Interest/finance charges paid	27	32
Income taxes paid	—	—

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the condensed consolidated interim statement of financial position.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, escrow deposit, and receivables. The Company’s maximum exposure to credit risk for cash and cash equivalents, and escrow deposit is the amount disclosed in the condensed consolidated interim statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $1,339. Management’s assessment of recoverability involves judgments regarding the probable outcomes of claimed deductions and/or disputes. The provisions made to date may be subject to change.

The Company’s receivables, prepaids and deposits include a $114 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk (continued)

As at June 30, 2017, the Company had a cash and cash equivalents balance of $49,162 (December 31, 2016—$8,056) to settle current liabilities of $2,192 (December 31, 2016—$1,806).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,

	2017	2018	2019 and later	Total
	$	$	$	$

Accounts payable and accrued liabilities	2,192	—	—	2,192
Long-term borrowing¹	86	172	790	1,048
Obligation under finance leases¹	24	48	24	96

Total	2,302	220	814	3,336

¹	Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars (“CDN$”), US dollars (“US$”), Euros (“€”), and Argentinian pesos (“ARS”) with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at June 30, 2017, $42,651 of the Company’s $49,162 in cash and cash equivalents was held in US$.

14.	SUBSEQUENT EVENT

Subsequent to June 30, 2017, the Company issued to BCPI 50,000 common shares at a price of CDN$0.85 per common share for an aggregate cash subscription of CDN$42,500 ($33,539). See Note 6.